April 8, 2010
VIA EDGAR and Overnight Delivery
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Karl Hiller Branch Chief Division of Corporation Finance

Re:	Pet DRx Corporation (the “Company”) Form 10-Q for the Quarter ended September 30, 2009 File No. 001-34085 Filed November 16, 2009
Ladies and Gentlemen:
     We are responding to the comments that were received from your office by letter dated March 25, 2010 with respect to our Form 10-Q for the Quarter ended September 30, 2009. For convenience, we have reproduced the comments made by the staff of the U.S. Securities and Exchange Commission (the “Staff”) in full below, and each comment is followed by the Company’s response.
Form 10-Q for the Quarter ended September 30, 2009
General
1. Please submit in letter form and as correspondence on EDGAR the response material you provided on February 27, 2010 and March 5, 2010, dated consistent with the dates that you originally provided this material. Please also submit your response to the comments in this letter as correspondence on EDGAR.
Response: The memorandums that the Company provided to the Staff on February 27, 2010 and March 5, 2010, respectively, setting forth the Company’s analysis underlying the accounting treatment of certain of its warrants are attached hereto as Exhibits 1 and 2.
2. On March 2, 2010 we advised you during a phone conference that our position continued to be that in order to comply with GAAP you would need to account for the value of the warrant modification that was planned and described in the Form S-3 that you filed on September 4, 2009; and that this would need to be recognized as an expense, understanding that the warrants were held by non-controlling equity owners and had not been issued with debt. We understand that while those warrants have since expired and you are no longer contemplating a warrant modification, you will adhere to this guidance if you choose to modify warrants under similar circumstances in the future.
     Response:
The Company’s warrants that are the subject of the registration statement on Form S-3 filed on September 4, 2009 (the “Form S-3”) have expired by their terms on March 17, 2010. Accordingly, on March 18, 2010, the Company filed a registration withdrawal request on Form RW regarding the Form S-3. The Company will adhere to accounting guidance provided by the Staff in connection with any future warrant modifications.
Financial Statements
3. On March 24, 2010 we advised you during a phone conference that you would need to amend your financial statements as of and for the quarter ended September 30, 2009, and the nine months then ended, due to your misapplication of the guidance in EITF 07-5. We remind you of your obligation to file an Item 4.02 Form 8-K under Rule 13a-11 of Regulation 13A to apprise investors about non-reliance on previously issued Financial Statements.
Response: The Company restated the Company’s consolidated statement of operations and balance sheet for the quarterly period ended September 30, 2009 and nine months then ended to account for certain of the Company’s outstanding warrants as derivatives in conformity with the Staff’s interpretation of EITF 07-05. The Company also filed a Current Report on Form 8-K (Item 4.02) on March 31, 2010.
     Thank you for your consideration of our responses to your comments. We sincerely hope that the Staff views these responses as complete and would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.
     If you have any questions, or if we can be of further assistance to you in the review process, please call the undersigned at (615) 369-1915.

Very truly yours, /s/ Harry L. Zimmerman
Harry L. Zimmerman Executive Vice President & Chief Financial Officer

Enclosures
cc:	Mr. Gene E. Burleson, Chairman and Chief Executive Officer
George Villasana, Executive Vice President and General Counsel
Kyle Morse, Vice President and Chief Accounting Officer
Eliot Robinson, Esq., Bryan Cave LLP

Exhibit 1
February 27, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Karl Hiller Branch Chief Division of Corporation Finance

From:	Harry L. Zimmerman Executive Vice President And Chief Financial Officer

Re:	Pet DRx Corporation (the “Company”) Memorandum on accounting for Financing Warrants
MEMORANDUM on FINANCING WARRANTS
In the first quarter of 2009, in connection with the issuance of certain notes issued by Pet DRx Corporation (“Pet DRx” or the “Company”), 15 million warrants were issued at an exercise price of $0.10 per share. Under the original terms of the warrant agreement (under Section 8(f)), if and whenever the Company shall issue or sell, or is deemed to have issued or sold, any shares of Common Stock or in any manner grant any Notes or other rights to subscribe for or to purchase, or any options for the purchase of Common Stock or any stock or security convertible into or exchangeable for Common Stock (whether or not such option or convertible security is immediately exercisable) for no consideration or for a consideration per share less than the exercise price in effect immediately prior to the time of such issue or sale, then and in each such case (a “Trigger Issuance”) the then-existing exercise price shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a price equal to the consideration per share received (or deemed received) for such Trigger Issuance.
The guidance of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” became applicable to Pet DRx in the first quarter of 2009. Under the guidance of EITF 07-5, the Company determined that it did not meet certain requirements of step 2 of the two step model, which discusses the instrument’s settlement provisions. In paragraph 15 of the EITF, it states that if an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control, the instrument is not considered indexed to the Company’s stock. Due to the clause originally included in the warrant agreement (and noted above), management of the Company took the position that the warrants did not meet the requirements of EITF 07-5 to consider them indexed to the Company’s stock because there was no consideration given in the clause to the fair market value of the Company’s stock at the date the Company may issue additional securities below the exercise price. That is, (as stated in Example #8 in Exhibit 07-5A of EITF 07-5), the settlement amount of the warrants can be affected by future equity offerings undertaken by the Company at the then-current market price of the related shares. Further stated in that example, the occurrence of a sale of common stock, or an equity-linked financial instrument, by an entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. For example, if the Company issued new securities at $0.05 on a day that the fair market value of the Company’s stock is at $0.05, the warrant holders would have their exercise price reduced from $0.10 to $0.05. As a result of applying this guidance, the Company established derivative treatment for these warrants.
On August 31, 2009, the Company amended section 8(f) such that if the Company issues additional securities at a price below the exercise price and also below the fair market value of the Company’s stock price on the date of issuance, the exercise price would be reduced. With this amendment, the Company at that date, determined the warrants were considered indexed to the Company’s stock and that equity treatment of the warrants was appropriate. While the number of shares used to calculate the settlement amount are not fixed, the warrants would still be considered indexed to the Company’s stock because the only variable that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares as stated in the last sentence of paragraph 15 of EITF 07-5. Analogous to Example #16 in Exhibit 07-5A of EITF 07-5, the only circumstances in which the settlement amount will not equal the warrants being exercised at $0.10 per share is if the Company issuances shares for an amount below the then-current market price. As stated by the guidance in the analysis of that example, an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur. Therefore, the only variable that could affect the settlement amount of the 15 million warrants would be inputs to the fair value, which therefore, does not preclude the warrants from being considered indexed to the Company’s stock. Using the same example as above, if the Company were to issue additional securities at $0.05 on the day the Company’s fair market value of common stock is $0.05, the warrant holders would not receive a lower exercise price on their warrants. As such, the Company discontinued the derivative treatment for the warrants.

Exhibit 2
March 5, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. Karl Hiller Branch Chief Division of Corporation Finance

From:	Harry L. Zimmerman Executive Vice President And Chief Financial Officer

Re:	Pet DRx Corporation (the “Company”) Updated Memorandum on accounting for Financing Warrants
MEMORANDUM on FINANCING WARRANTS
In the first quarter of 2009, in connection with the issuance of certain notes issued by Pet DRx Corporation (“Pet DRx” or the “Company”), 15 million warrants were issued at an exercise price of $0.10 per share. Under the original terms of the warrant agreement (under Section 8(f)), if and whenever the Company shall issue or sell, or is deemed to have issued or sold, any shares of Common Stock or in any manner grant any Notes or other rights to subscribe for or to purchase, or any options for the purchase of Common Stock or any stock or security convertible into or exchangeable for Common Stock (whether or not such option or convertible security is immediately exercisable) for no consideration or for a consideration per share less than the exercise price in effect immediately prior to the time of such issue or sale, then and in each such case (a “Trigger Issuance”) the then-existing exercise price shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a price equal to the consideration per share received (or deemed received) for such Trigger Issuance.
The guidance of EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” became applicable to Pet DRx in the first quarter of 2009. Under the guidance of EITF 07-5, the Company determined that it did not meet certain requirements of step 2 of the two step model, which discusses the instrument’s settlement provisions. In paragraph 15 of the EITF, it states that if an instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control, the instrument is not considered indexed to the Company’s stock. Due to the clause originally included in the warrant agreement (and noted above), management of the Company took the position that the warrants did not meet the requirements of EITF 07-5 to consider them indexed to the Company’s stock because there was no consideration given in the clause to the fair market value of the Company’s stock at the date the Company may issue additional securities below the exercise price. That is, (as stated in Example #8 in Exhibit 07-5A of EITF 07-5), the settlement amount of the warrants can be affected by future equity offerings undertaken by the Company at the then-current market price of the related shares, which would not dilute the holders of outstanding shares and equity-linked instruments. Further stated in that example, the occurrence of a sale of common stock, or an equity-linked financial instrument, by an entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. For example, if the Company issued new securities at $0.05 on a day that the fair market value of the Company’s stock is at $0.05, the warrant holders would have their exercise price reduced below $0.10. As a result of applying this guidance, the Company established derivative treatment for these warrants.
On August 31, 2009, the Company amended section 8(f) such that if the Company issues additional securities at a price below the exercise price and also below the fair market value of the Company’s stock price on the date of issuance, the exercise price would be reduced. With this amendment, the Company at that date, determined the warrants were considered indexed to the Company’s stock and that equity treatment of the warrants was appropriate.
One point of emphasis we considered in deriving our accountant treatment was whether our clause must meet the criteria of a standard anti-dilution provision in order to avoid derivative treatment. While the number of shares used to calculate the settlement amount are not fixed if the Company were to issue securities at a price below the exercise price of the warrants and below fair market value of our stock, the warrants would still be considered indexed to the Company’s stock because the only variable that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares as stated in the last sentence of paragraph 15 of EITF 07-5. We also reviewed the Task Force’s meeting minutes from June 12, 2008 and noted in paragraph 26 that the Task Force discussed issue 4(a)(1), which was how the term “standard anti-dilution provisions” should be defined for purposes of applying the guidance of how an entity should evaluate whether an instrument is indexed to its stock. The minutes state that a consensus was not reached and they were concerned with defining “standard anti-dilution provisions” because of two concerns. The second of those concerns was that members of the Task Force asserted that contractual provisions providing for an adjustment to maintain the value of an equity-linked financial instrument in the event of (a) an equity restructuring transaction, (b) ordinary dividends, (c) issuances of an entity’s shares for an amount that is less than the current fair value of those shares, or (d) repurchases of an entity’s shares for an amount that exceeds the current fair value of those shares would not preclude an instrument from being considered indexed to an entity’s own stock. Further, they stated because of this second issue, it may be unnecessary for the guidance to explicitly state that standard anti-dilution provisions do not affect the determination of whether an instrument is indexed to an entity’s own stock. Additionally, members observed that Issue 4(a)(1) is not relevant to this Issue if the guidance does not refer to standard anti-dilution provisions. Based on these discussions, the Company does not believe that the lack of a standard anti-dilution provision triggers derivative treatment.
Analogous in many ways to Example #16 in Exhibit 07-5A of EITF 07-5, the only circumstances in which the settlement amount will not equal the Company’s warrants being exercised at $0.10 per share is if the Company issues shares for an amount below the then-current market price. As stated by the guidance in the analysis of that example, an implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur. Therefore, the only variable that could affect the settlement amount of the 15 million warrants would be inputs to the fair value, which therefore, does not preclude the warrants from being considered indexed to the Company’s stock. Using the same example as above, if the Company were to issue additional securities at $0.05 on the day the Company’s fair market value of common stock is $0.05, the warrant holders would not receive a lower exercise price on their warrants.
While not authoritative guidance, the Company also reviewed Dataline 2009-18, issued by PricewaterhouseCoopers LLP (“PwC”) “Applying EITF Issue 07-5”. The Company noted that in Paragraph .20, “Anti-dilution and price protection provisions”, PwC’s interpretation is that not only do settlement adjustments designed to protect a holder’s position from being diluted do not prevent an instrument from being considered indexed to an entity’s own stock when the adjustments are limited to the effect that the dilutive event has on the shares underlying the instrument, but also that settlement adjustments due to issuances of an entity’s shares for an amount below current fair value would also be considered an acceptable input.
Based on the above guidance and interpretations, the Company modified the accounting treatment of the warrants by discontinuing derivative treatment.